UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On November 4, 2011, Telvent GIT, S.A. (the “Company”) published in Spain a notice to call an extraordinary meeting of shareholders on December 5, at 3:00 p.m. local time on first call, and, as the case may be, on December 7, 2011, at the same time on second call. This meeting will be held at the Company’s corporate headquarters located at calle Valgrande, 6 in Alcobendas (Madrid), Spain. An English translation of the notice and a form of the proxy are furnished as Exhibits 15.1 and 15.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Ignacio González
Name: Ignacio González
Title: Chief Executive Officer

Date: November 4, 2011

Exhibit Index

The following exhibits have been furnished as part of this Form 6-K.

Exhibit     Description

15.1	Notice of Calling of the Company’s Extraordinary Shareholders Meeting published in Spain on November 4, 2011 (English translation).

15.2	Form of Proxy (English translation).